Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-221410

Carlisle Companies Incorporated

Final Term Sheet

$750,000,000 2.750% Notes due 2030

Issuer:	Carlisle Companies Incorporated

Principal Amount:	$750,000,000

Maturity:	March 1, 2030

Coupon:	2.750%

Yield to Maturity:	2.894%

Trade Date:	February 13, 2020

Settlement Date:	February 28, 2020 (T+10)

CUSIP/ISIN:	142339 AJ9 / US142339AJ92

Price to Public:	98.756% of the principal amount of the Notes, plus accrued interest, if any, from February 28, 2020

Interest Payment Dates:	Each March 1 and September 1, commencing September 1, 2020 (long first coupon)

Benchmark Treasury:	1.750% due November 15, 2029

Treasury Yield:	1.614%

Spread to Benchmark Treasury:	+128 bps

Optional Redemption:

Prior to December 1, 2029 (three months prior to maturity of the Notes) (the “Par Call Date”), the Notes may be redeemed at the option of the Issuer, in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate on such redemption date plus 20 basis points plus accrued and unpaid interest to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Offer to Purchase Upon Change of Control Triggering Event:

If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

Joint Active Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Passive Bookrunner:	SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	TD Securities (USA) LLC Mizuho Securities USA LLC

Co-Managers:	PNC Capital Markets LLC HSBC Securities (USA) Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about February 28, 2020, which will be the tenth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as ‘‘T+10’’). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The Issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322, and Wells Fargo Securities, LLC at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com.